FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	April	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BLACKBERRY INVESTS IN NANTHEALTH FOR INTEGRATED END-TO-END HEALTHCARE SOLUTIONS	3.

Document 1

  NEWS RELEASE

April 15, 2014

FOR IMMEDIATE RELEASE

BLACKBERRY INVESTS IN NANTHEALTH FOR INTEGRATED
END-TO-END HEALTHCARE SOLUTIONS

Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a world leader in mobile communications, today announced an investment in healthcare IT leader NantHealth.  The companies intend to collaborate on the development of HIPAA and other government privacy certified, integrated clinical systems that transform the delivery of medical care.  NantHealth is a cloud-based medical IT provider transforming the delivery of healthcare for payers, providers and patients through real-time connectivity, high performance computing and 21st century decision support.

“This investment and planned collaboration aligns with the reliability, security and versatility of BlackBerry’s end-to-end solutions – from the embedded QNX® operating system powering complex medical devices, to secure cloud-based networks, to instantaneous information sharing over BBM Protected,” said BlackBerry CEO and Executive Chair, John Chen. “NantHealth is a proven innovator in developing leading platforms that allow medical professionals to share information and deliver care efficiently.  BlackBerry’s capabilities align closely with NantHealth’s and this investment represents the type of forward-looking opportunities that are vital to our future.”

Founded by medical entrepreneur Dr. Patrick Soon-Shiong, NantHealth works to transform clinical delivery with actionable clinical intelligence at the moment of decision, enabling clinical discovery through real-time machine learning systems. The company’s technology empowers physicians, patients, payers and researchers to transcend the traditional barriers of today’s healthcare system. The NantHealth platform is installed at approximately 250 hospitals, and connects more than 16,000 medical devices collecting more than 3 billion vital signs annually.

“BlackBerry’s expertise is incredibly valuable to NantHealth as we expand our platform and make it available for wider deployment through a secure mobile device,” said Soon-Shiong, NantHealth’s founder and a pioneer of pharmaceutical treatments for both diabetes and cancer. “The future of the healthcare industry requires the ability to share information securely and quickly, whether device-to-device or doctor-to-doctor anywhere and at any time. The potential to integrate BlackBerry's secure mobile communications, along with the company’s QNX embedded technology, will put the power of a supercomputer in the palm of the caregiver's hand. Providing actionable information at the time of need will significantly improve the efficiency of healthcare and, more importantly, the efficacy of care for the patient.”

Details of the intended collaboration are being developed, but Chen and Soon-Shiong said they see significant opportunities because:

•	QNX is established as a real-time embedded operating system for mission-critical medical diagnostic and monitoring devices in hospitals and homecare environments;
•	BBM Protected is an upcoming, secure communication platform that could connect healthcare providers, field service workers, emergency personnel, patients and family members;
•
NantHealth's Clinical Operating System (cOS™) platform is the first operating system of its kind in healthcare.  The platform integrates the knowledge base with the delivery system and the payment system, enabling 21st century coordinated care at a lower cost;

•	NantHealth and BlackBerry can combine secure cloud-based and supercomputing services to provide data integration, decision support and analytics; and
•	BlackBerry’s devices are the global standard for secure communication and collaboration.

“The future of BlackBerry lies in creative opportunities like this that take our many core disciplines and combine them in ways no one else can match,” said Chen. “Healthcare is one of the key industries in which we have unique advantages and this investment reflects our commitment to maximize our opportunities there.”

About BlackBerry
A global leader in mobile communications, BlackBerry revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

About NantHealth
NantHealth, a member of the NantWorks family of companies, is a transformational healthcare IT company converging science and technology through a single integrated clinical platform, to provide actionable health information at the point of care, in the time of need, anywhere, anytime.

NantHealth works to transform clinical delivery with actionable clinical intelligence at the moment of decision, enabling clinical discovery through real-time machine learning systems. The company’s technology empowers physicians, patients, payers and researchers to transcend the traditional barriers of today’s healthcare system. By converging molecular science, computer science and big data technology the NantHealth Clinical Operating System (cOS) platform empowers physicians, patients, and payers to coordinate best care, monitor outcomes and control cost in real time. This is the first operating system of its kind in healthcare that is based on supply chain principles and grid service oriented architecture, that integrates the knowledge base with the delivery system and the payment system, enabling 21st century coordinated care at a lower cost.  For more information please visit www.nanthealth.com and follow Dr. Soon-Shiong on Twitter @solvehealthcare.

Media Relations Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

NantHealth Media Relations
(562) 397-3639
jhodson@nantworks.com

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Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	April 15, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer